UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GERDAU AMERISTEEL CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

37373P 10 5

(CUSIP Number)

ANDREW J. BECK, ESQ.
TORYS LLP
237 PARK AVENUE
NEW YORK, NY 10017
(212) 880-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerdau S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,375,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerdau Steel North America Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,375,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jorge Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 435,668

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 435,668

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,375,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frederico Carlos Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,009,232

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 1,009,232

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,375,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andre Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 76,000

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 76,000

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,375,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Claudio Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,600

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 17,600

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,375,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Germano Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 425,668

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 425,668

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,375,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Klaus Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 946,232

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 946,232

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,375,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to the Common Stock, no par value per share (the "Common Shares"), of Gerdau Ameristeel Corporation (the "Issuer") a corporation incorporated under the laws of Canada. The address of the principal executive office of the Issuer is located at 4221 W. Boy Scout Blvd., Suite 600 Tampa, Florida 33607

Item 2.	Identity and Background

This Amendment is being filed by Gerdau S.A. ("Gerdau S.A."), Gerdau Steel North America Inc.. ("GSNAI") and Jorge Gerdau Johannpeter, Frederico Carlos Gerdau Johannpeter, Claudio Gerdau Johannpeter, Klaus Gerdau Johannpeter, Germano Gerdau Johannpeter and Andre Gerdau Johannpeter (collectively, the "Gerdau Johannpeter family" and together with Gerdau S.A. and Gerdau Steel North America Inc., the "Reporting Persons") with respect to the Common Shares of the Issuer.

The address of the principal executive office of Gerdau S.A. and the business address for the Gerdau Johannpeter family is Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005. The address of the principal executive office of GSNAI is 160 Orion Place, Cambridge, Ontario N1T 1R9.

Gerdau S.A. is a corporation organized under the laws of the Federative Republic of Brazil. Gerdau S.A. owns, directly and indirectly, steel manufacturing operations in North and South America.

GSNAI is an indirect wholly-owned subsidiary of Gerdau S.A. GSNAI is a corporation organized under the laws of Canada. Its purpose is as a holding company, which through a number of subsidiaries, owns steel manufacturing operations in North and South America.

The Gerdau Johannpeter family indirectly controls Metalúrgica Gerdau S.A., collectively holding 63.30% of the voting capital and 22.70% of the total capital, and Metalúrgica Gerdau S.A. and its controlled companies hold 75.73% of the voting capital of Gerdau S.A.

See Item 7-10 above for the beneficial ownership of each of the Reporting Persons.

The name, business address, present principal occupation or employment and citizenship of each executive officer, director and controlling person of the Reporting Persons are set forth in Schedule I and Schedule II hereto and are incorporated by reference herein.

During the past five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, any person listed on Schedule I and Schedule II hereto, (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Gerdau S.A. indirectly acquired, through its wholly-owned subsidiary GSNAI, 84,059,250 Common Shares of the Issuer on November 7, 2007 pursuant to a Subscription Agreement between the Issuer and GSNAI dated November 7, 2007. The purchase of 84,059,250 Common Shares was in connection with the Issuer's public offering (the "Offering") of 42,440,750 Common Shares pursuant to a prospectus included in a Registration Statement on Form F-10 (File No. 333-146647) filed with the U.S. Securities and Exchange Commission and Canadian securities regulators in Canada on October 12, 2007, as amended and supplemented. The sale to Gerdau S.A. was exempt from registration under the Securities Act of 1933, as amended, pursuant to the exemption provided by Rule 903 of Regulation S thereunder.

Gerdau S.A., though GSNAI, purchased the 84,059,250 Common Shares at the public offering price of $12.25 for total consideration of $1,029,725,812.50  which was funded from cash on hand.

None of the persons listed on Schedule I and Schedule II hereto, except for Gerdau S.A. has contributed any funds or other consideration towards the acquisition of the 84,059,250 Common Shares.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Shares for investment purposes, in order to maintain a significant ownership interest in the Issuer.

As of the date of this statement on Schedule 13D, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedule I and Schedule II hereto, has any present plan or proposals which would relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

However, the Reporting Persons may take such actions with respect to the Reporting Persons' investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and other factors.

Item 5.	Interest in Securities of the Issuer

(a) Based on information provided to the Reporting Persons by the Issuer, there were 432,449,016 Common Shares of the Issuer outstanding as of the close of business on November 7, 2007, the closing date of the Offering. As of September 30, 2007, GSNAI owned 203,316,100 Common Shares of Gerdau Ameristeel Corporation, or approximately 66.5% of all issued and outstanding Common Shares as of September 30, 2007.

The Gerdau Johannpeter family indirectly controls Metalúrgica Gerdau S.A., collectively holding 63.30% of the voting capital and 22.70% of the total capital, and Metalúrgica Gerdau S.A. and its controlled companies hold 75.73% of the voting capital of Gerdau S.A.

See Item 7-10 above for the beneficial ownership of each of the Reporting Persons.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule I and Schedule II hereto, beneficially owned any Common Shares as of November 7, 2007 other than as set forth herein.

(b) Gerdau S.A. together with GSNAI and the Gerdau Johannpeter family has shared voting and dispositive power over 287,375,350 Common Shares of the Issuer.

(c) Except as set forth on this Schedule 13D, neither the Reporting Persons nor to the knowledge of the Reporting Persons, any of the persons listed on Schedule I and Schedule II attached hereto, has effected any transactions in the Issuer's securities during the past 60 days.

(d) There are no other persons known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1    Subscription Agreement between the Issuer and GSNAI, dated November 2, 2007 (Incorporated by reference to Exhibit 99.2 of the Issuer's Form 6-K filed with the U.S. Securities and Exchange Commission ("SEC") on November 2, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2007

GERDAU S.A.

By:	/s/ Osvaldo Burgos Schirmer
Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

GERDAU STEEL NORTH AMERICA INC.

By:	/s/ Robert E. Lewis
Name: Robert E. Lewis
Title: Assistant Secretary

/s/ Jorge Gerdau Johannpeter
Jorge Gerdau Johannpeter

/s/ Frederico C. Gerdau Johannpeter
Frederico C. Gerdau Johannpeter

/s/ Andre Gerdau Johannpeter
Andre Gerdau Johannpeter

/s/ Claudio Gerdau Johannpeter
Claudio Gerdau Johannpeter

/s/ Germano Gerdau Johannpeter
Germano Gerdau Johannpeter

/s/ Klaus Gerdau Johannpeter
Klaus Gerdau Johannpeter

SCHEDULE I

The name, business address, position and present principal occupation and citizenship of each director, executive officer and controlling person of Gerdau S.A. are set forth below. Each person is a citizen of Brazil.

NAME	POSITION	OCCUPATION	BUSINESS ADDRESS
Metalurgica Gerdau S.A.	Controlling Shareholder - 42.39% holder of Gerdau S.A.		Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Jorge Gerdau Johannpeter	Chairman of the Board of Gerdau S.A.	Chairman of the Board of Gerdau S.A.	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Germano Hugo Gerdau Johannpeter	Vice Chairman of Board of Directors	Vice Chairman of Board of Directors	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Klaus Gerdau Johannpeter	Vice Chairman of Board of Directors	Vice Chairman of Board of Directors	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Frederico Carlos Gerdau Johannpeter	Vice Chairman of Board of Directors	Vice Chairman of Board of Directors	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Andre Pinheiro De Lara Resende	Independent Director	Member of the Board of Alps Funds	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Affonso Celso Pastore	Independent Director	Professor at the Getulio Vargas Foundation, Independent economic advisor	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Oscar De Paula Bernardes Neto	Independent Director	Owner and director of LID-Latin America Internet Development Group Consultant to Telesystem International Wireless	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Carlos Joao Petry	Director	Director	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Andre Bier Johannpeter	CEO, President of Gerdau Executive Committee	CEO, President of Gerdau Executive Committee	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Claudio Johannpeter	COO, Executive Vice President of Gerdau Executive Committee	COO, Executive Vice President of Gerdau Executive Committee	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Osvaldo Burgos Schirmer	Financial Executive Officer/Executive Vice President of Gerdau Executive Committee/CFO and Investor Relations, Head Officer of Gerdau S.A.	Financial Executive Officer/Executive Vice President of Gerdau Executive Committee/CFO and Investor Relations, Head Officer of Gerdau S.A.	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Mario Longhi Filho	Executive Vice President of Gerdau Executive Committee	Executive Vice President of the Gerdau Executive Committee	4221 W. Boyscout Blvd., Suite 600 Tampa, FL 33607

Marcio Pinto Ramos	Executive Officer	Executive Officer	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Paulo F. B. Vasconcellos	Executive Vice President of Gerdau Executive Committee	Executive Vice President of Gerdau Executive Committee	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Expedito Luz	Executive Officer of Legal Department/ Director/Secretary-General of Board of Director and Gerdau Executive Committee.	Executive Officer of Legal Department/ Director/Secretary-General of Board of Director and Gerdau Executive Committee of Gerdau S.A.	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Nestor Mundstock	Executive Officer	Executive Officer.	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Geraldo Toffanello	Executive Officer	Executive Officer	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

SCHEDULE II

The name, business address, position and present principal occupation and citizenship of each director, executive officer and controlling person of Gerdau Steel North America Inc. (“GSNAI”) are set forth below. Other than Glen Beeby and Yuan Wang, who are a Canadian citizens, each person is a citizen of Brazil.

NAME	POSITION	OCCUPATION	BUSINESS ADDRESS
Gerdau S.A.	Controlling Shareholder - indirect 100% ownership	N/A	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Jorge Gerdau Johannpeter	Director/President	Chairman of the Board of Gerdau S.A.	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Germano Hugo Gerdau Johannpeter	Director	Vice Chairman of Board of Directors of Gerdau S.A.	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Frederico Carlos Gerdau Johannpeter	Director	Vice Chairman of Board of Directors of Gerdau S.A.	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Klaus Gerdau Johannpeter	Director	Vice Chairman of Board of Directors of Gerdau S.A.	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Glen A. Beeby	Director/ Chief Financial Officer, Secretary and Treasurer	Director/ Chief Financial Officer, Secretary and Treasurer of Gerdau Steel.	160 Orion Place, Cambridge, Ontario N1T 1R9

Juan Wang	Director	Director	160 Orion Place, Cambridge Ontario, N1T 1R9